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                              November 23, 2022

       Barry Kostiner
       Chairman and Chief Executive Officer
       Sagaliam Acquisition Corp.
       1800 Avenue of the Stars, Suite 1475
       Los Angeles, CA 90067

                                                        Re: Sagaliam
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 17,
2022
                                                            File No. 001-41182

       Dear Barry Kostiner:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed November 17, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the
 Barry Kostiner
Sagaliam Acquisition Corp.
November 23, 2022
Page 2

      consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                           Sincerely,
FirstName LastNameBarry Kostiner
                                                           Division of
Corporation Finance
Comapany NameSagaliam Acquisition Corp.
                                                           Office of Real
Estate & Construction
November 23, 2022 Page 2
cc:       Thomas Kollar, Esq.
FirstName LastName